

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Mr. Peter J. Pounds
Chief Financial Officer
GCI, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

> **Re: GCI, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **Response dated January 8, 2014**
> **File No. 0-05890**

Dear Mr. Pounds:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 24, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013

Condensed Notes to the Interim Consolidated Financial Statements
(7) Segments, page 18

1. We note your response to comment 2. To help us understand how you identified your operating segments, please provide the following information:

- Please explain why you believe that the exclusion of certain overhead expenses, such as, depreciation and amortization expense, interest income, interest expense and income tax expense and SG&A, from customer type financial information results in a lack of discrete financial information. Please provide us with your analysis to explain in more detail how you determined what represents discrete financial information and how you evaluated this criterion.

- You indicate that information by customer type is presented in your financial press release to explain changes in your operating results. Tell us whether this information is also included in the report regularly reviewed by your CODM.

- Describe the changes in processes and information that is utilized by your chief operating decision maker in assessing the performance and allocation of resources to your segments.

- Please provide us with a copy of the primary report regularly reviewed by the CODM.

(1) Business and Summary of Significant Accounting Principles
(d) Acquisition, page 10

2. We are still evaluating your response to comment 1 and may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3711 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director